UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On May 19, 2005, Vermilion Energy Trust filed a Material Change Report. The filing release is attached hereto as Exhibit A.

On June 15, 2005, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on July 15, 2005 to all unitholders of record on June 30, 2005. The Trust also announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is attached hereto as Exhibit B.

On June 15, 2005, Vermilion Energy filed Form 51-102F4 - Business Acquisition Report. The filing is attached hereto as Exhibit C.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: June 27, 2005

                                                                       EXHIBIT A
                                                                       ---------



                             MATERIAL CHANGE REPORT


1.       Reporting Issuer:

         Vermilion Energy Trust
         2800, 400 - 4th Avenue S.W.
         Calgary, Alberta  T2P 0J4

2.       Date of Material Change:

         March 31, 2005

3.       Press Release:

         On March 31, 2005 at Calgary, Alberta, a news release was issued and disseminated through Canada NewsWire.

4.       Summary of Material Change:

         On March 31, 2005, Vermilion Energy Trust ("Vermilion") announced that it had closed the previously announced C$95 million acquisition of producing properties in Australia.

5.       Full Description of Material Change:

         On February 1, 2005, Vermilion announced that it had entered into a letter of intent to acquire 4,000 bopd of production through a 60% operated interest in the offshore Wandoo field located in Western Australia's Northwest Shelf (the "Wandoo Assets"). On March 10, 2005, Vermilion announced that through its wholly-owned subsidiary, Vermilion Oil & Gas Pty Ltd., it had executed a formal Purchase and Sale Agreement with Mobil (Legendre) Pty Ltd., a wholly-owned subsidiary of Exxon Mobil Corporation (the "Vendor").

         Vermilion has also signed a transitional operating agreement with the Vendor, pursuant to which the Vendor will continue to operate the Wandoo Assets on contract to Vermilion over the next few months in order to facilitate a smooth transition of operatorship. Vermilion expects to establish a fully-staffed regional headquarters in Perth by mid-year.

         Production from the Wandoo Assets is sourced from 15 wells through 2 offshore platforms. The Wandoo A Platform is an unmanned, monopod satellite platform with a sub-sea connection to the Wandoo B gravity base platform. The Wandoo B Platform provides total fluid processing capacity of over 120,000 b/d and designated storage capacity for 400,000 barrels.

         Vermilion had identified opportunities to create additional value from the Wandoo Assets through workovers, operating cost reductions and potential de-bottlenecking of the production facilities.

         The acquisition of the Wandoo Assets will provide an immediate 20% boost to Vermilion's production and the Wandoo Assets are expected to average 4,400 boe/d for the full year in 2005. The C$95 million purchase price has been financed from existing credit facilities.

6. Reliance on Section 146(2) of the SECURITIES ACT (Alberta) and Section 85(2) of the SECURITIES ACT (British Columbia):

         Not Applicable.

7.       Omitted Information:

         Not Applicable.

8.       Senior Officers:

         For further information contact Curtis Hicks, Chief Financial Officer, 2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4, Phone: (403) 269-4884, Fax: (403) 264-6306.

9.       Statement of Senior Officer:

         The foregoing accurately discloses the material change referred to herein.



DATED at Calgary, Alberta this 18th day of May, 2005.



                                               VERMILION ENERGY TRUST


                                               Per: /s/ Curtis Hicks
                                                    ---------------------------
                                                    Curtis Hicks
                                                    Chief Financial Officer



IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

                                                                       EXHIBIT B
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]



                        PRESS RELEASE DATED JUNE 15, 2005
            VERMILION ENERGY TRUST ANNOUNCES $0.17 CASH DISTRIBUTION
                         FOR JULY 15, 2005 PAYMENT DATE
                      AND EXCHANGEABLE SHARE RATIO INCREASE

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on July 15, 2005 to all unitholders of record on June 30, 2005. The ex-distribution date for this payment is June 28, 2005. This will be the Trust's 29th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

EXCHANGEABLE SHARE RATIO INFORMATION

UPON CONVERSION TO A TRUST IN JANUARY 2003, SOME HOLDERS OF SHARES IN THE PREDECESSOR COMPANY, VERMILION RESOURCES LTD., OPTED TO HOLD EXCHANGEABLE SHARES IN PLACE OF VERMILION ENERGY TRUST UNITS. THE FOLLOWING INFORMATION APPLIES ONLY TO THOSE EXCHANGEABLE SHAREHOLDERS AND DOES NOT AFFECT VERMILION ENERGY TRUST UNITHOLDERS.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.31671 to 1.32648. The increase will be effective on June 15, 2005. A "Notice of Retraction" must be received by Computershare by June 21, 2005 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on July 15, 2005.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                         May 31, 2005
Opening Exchange Ratio                                                     1.31671
Vermilion Energy Trust Distribution per Unit                               $0.17

10-day Weighted Average Trading Price ("Current Market Price")             $22.90076
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                             0.00977
Effective Date of the Increase in the Exchange Ratio                       June 15, 2005
Exchange Ratio as of the Effective Date                                    1.32648

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone:  (403) 269-4884 Fax:  (403) 264-6306 IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

                                                                       EXHIBIT C
                                                                       ---------


                             VERMILION ENERGY TRUST

                                 FORM 51 - 102F4
                           BUSINESS ACQUISITION REPORT

ITEM 1   IDENTITY OF COMPANY

1.1      NAME AND ADDRESS OF COMPANY

         Vermilion Energy Trust
         Suite 2800, 400 - 4th Avenue S.W.
         Calgary, Alberta T2P 0J4

1.2      EXECUTIVE OFFICER

         For further information contact Curtis W. Hicks, Executive Vice President and Chief Financial Officer of Vermilion Resources Ltd., administrator of Vermilion Energy Trust, by telephone at (403) 269-4884 or by fax at (403) 264-6306.

ITEM 2   DETAILS OF ACQUISITION

2.1      NATURE OF BUSINESS ACQUIRED

         On March 31, 2005, Vermilion Energy Trust (the "Trust"), entered into an agreement to purchase approximately 4,800 barrels of oil equivalent ("boe") per day of production, 12.1 million boes ("mmboe") of proven
         (P90) reserves and 16.0 mmboe of proven plus probable (P50) reserves in an offshore field located on Western Australia's Northwest shelf, through the Trust's wholly-owned subsidiary, Vermilion Oil & Gas Australia Pty Ltd. ("VOGA").

         The acquisition is an operated 60% interest in the Wandoo field purchased from a wholly owned subsidiary of Exxon Mobil Corporation (the "Vendor"). Production from the field is sourced from 15 wells through two offshore platforms. The Wandoo A platform is an unmanned, monopod satellite platform with a sub-sea connection to the Wandoo B gravity base platform. The Wandoo B platform provides total fluid processing capacity of over 120,000 barrels per day and a designed storage capacity for 400,000 barrels.

         The transaction closed March 31, 2005 and is effective from January 1, 2005.

         Wandoo crude oil is sold into the Asian market at a price based on regional light sweet benchmark Tapis crude oil.


2.2      DATE OF ACQUISITION

         March 31, 2005

2.3      CONSIDERATION

         The purchase price for this acquisition after standard purchase adjustments (cash flow received by the vendor over the first four months of 2004, cash calls paid by vendor, net of interest on the purchase price) made at closing was Cdn. $88.7 million. The transaction was financed entirely through the Trust's existing credit facility.

2.4      EFFECT ON FINANCIAL POSITION

         Following the completion of the transaction, the Trust has estimated its annual production for 2005 will be increased by approximately 15%. Based on reserves reports effective December 31, 2004 for the assets, as well as the reserve report for the Trust effective December 31, 2004, the Trust has estimated that the Trust's total proved plus probable reserves will increase approximately 17% from 92.9 mmboe to
         108.9 mmboe.

         A summary of the estimated effects of the acquisition on the assets of the Trust and the information presented on the Trust's STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION on Form 51-101F1 contained in the Trust's annual information form for the year ended December 31, 2004 is included in the Trust's material change report dated May 18, 2005 and is incorporated by reference herein.

2.5      PRIOR VALUATIONS

         Not applicable

2.6      PARTIES TO TRANSACTION

         Not applicable, the acquisition was completed with an arm's length party.

2.7      DATE OF REPORT

         June 15, 2005


ITEM 3   FINANCIAL STATEMENTS

         The audited statement of net revenue and operating expenses of the Wandoo Assets for the year ended December 31, 2004 is attached in Schedule A hereto. The unaudited pro forma consolidated Statements of Earnings of the Trust are attached in Schedule B hereto.

                                   SCHEDULE A


                       [Deloitte & Touche LLP Letterhead]



AUDITORS' REPORT

To the Trustees of Vermilion Energy Trust:

We have audited the accompanying statement of net revenue and operating expenses of the Wandoo Assets for the year ended December 31, 2004. This financial information is the responsibility of the management of Vermilion Energy Trust. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presents fairly, in all material aspects, the net revenue and operating expenses of the Wandoo Assets as described in Note 1 for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.


Calgary, Alberta                                (signed) "Deloitte & Touche LLP"
June 15, 2005                                             Chartered Accountants

VERMILION ENERGY TRUST

Statement of Net Revenue and Operating Expenses of the Wandoo Assets

(000's Canadian dollars)
--------------------------------------------------------------------------------
                                                                    Year ended
                                                                   December 31,
                                                                       2004
--------------------------------------------------------------------------------

REVENUE
   Petroleum and natural gas revenue                                  103,913
   Berthing Fees                                                          491
                                                                  --------------
                                                                      104,404

OPERATING EXPENSES
   Production                                                          13,235
                                                                  --------------

NET OPERATING INCOME                                                   91,169
                                                                  ==============

NOTES TO THE STATEMENT OF NET REVENUE AND OPERATING EXPENSES OF THE WANDOO
ASSETS

1.       SIGNIFICANT ACCOUNTING POLICIES


         (a)      BASIS OF PRESENTATION

         Pursuant to a purchase and sale agreement with a third party (the "Vendor"), Vermilion Energy Trust (the "Trust") acquired interests in petroleum and natural gas properties located in Australia (the "Wandoo Assets").

         This financial information has been derived from financial information provided to the Trust and relates only to the working interests in the oil properties acquired by the Trust.

         This financial statement includes only revenue and production costs which are directly related to the petroleum assets purchased by the Trust, and does not include any expenses related to general and administrative costs, interest income or expense and taxes or any provisions related to depletion, depreciation, environmental, legal, regulatory or asset retirement costs.

         (b)      REVENUE RECOGNITION

         Revenues associated with the sale of liquids are recorded when title passes to the customer.

         (c)      OPERATING EXPENSES

         Operating expenses include all costs related to lifting, gathering and processing of petroleum and related products.

         (d)      FOREIGN CURRENCY TRANSLATION

         Revenues and expenses are translated at the average rate of exchange during the year ended December 31, 2004.

         (e)      ROYALTIES

         There are no royalties as such, in Australia. There is a Petroleum Resource Rent Tax ("PRRT") associated with the lifting and processing of oil and gas and related products. This amount is normally shown as a cost of goods sold item on the statement of earnings. The Trust has not shown this item on its statement of Net Revenue and Operating Expenses as capital spending and general and administrative costs ("G&A") are part of the calculation to arrive at PRRT, and it is not possible to determine that the Trust's capital spending and G&A would have been consistent with the Vendors'.

                                   SCHEDULE B

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

                               COMPILATION REPORT

To the Trustees of
Vermilion Energy Trust:

We have read the accompanying unaudited pro forma consolidated statements of earnings of Vermilion Energy Trust (the "Trust") for the year ended December 31, 2004 and for the three months ended March 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Vermilion Energy Trust" to the audited financial statements of the Trust for the year ended December 31, 2004 and to the unaudited financial statements of the Trust for the three-months ended March 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "Wandoo Assets" to the audited statement of net revenue and operating expenses of the Wandoo Assets for the year ended December 31, 2004 and to the internal accounting records of the vendor of the Wandoo Assets for the three-months ended March 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

       (a)    the basis for determination of the pro forma adjustments; and
       (b) whether the unaudited pro forma consolidated statements of earnings comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

       The officials:

       (a) described to us the basis for determination of the pro forma adjustments; and
       (b) stated that the unaudited pro forma consolidated statements of earnings comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the unaudited pro forma consolidated statements of earnings, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Vermilion Energy Trust" and "Wandoo Assets" for the year ended December 31, 2004 and for the three months ended March 31, 2005, and found the amounts in the column captioned "Pro Forma Vermilion Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


Calgary, Alberta                                (signed) "Deloitte & Touche LLP"
June 15, 2005                                             Chartered Accountants

VERMILION ENERGY TRUST

Pro Forma Consolidated Statement of Earnings
For the period ended March 31, 2005

(000's Canadian dollars, except unit and per unit amounts, unaudited)
====================================================================================================================
                                                       Vermilion         Wandoo    Wandoo Assets (Notes)  Pro Forma
                                                         Energy          Assets       Pro Forma           Vermilion
                                                          Trust                      Adjustments        Energy Trust
--------------------------------------------------------------------------------------------------------------------
Revenue
  Petroleum and natural gas revenue                     $ 108,715      $ 26,054                   2(a)    $ 134,769
  Berthing fees                                                 -            77                   2(a)           77
  Royalties (net)                                          14,439             -          $ 9,458  2(e)       23,897
------------------------------------------------------------------                                      ------------
                                                           94,276                                           110,949
------------------------------------------------------------------                                      ------------

Expenses
  Production                                               15,483         2,486                   2(a)       17,969
  Transportation                                            2,951                                             2,951
  Unit compensation                                         5,824                                             5,824
  Loss on derivative intruments                            20,566                                            20,566
  Interest on long-term debt                                  980                          1,091  2(c)        2,071
  General and administration                                3,249                                             3,249
  Foreign exchange (gain)                                  (1,037)                                           (1,037)
  Depletion, depreciation and accretion                    26,286                          3,846  2(b)       30,132
------------------------------------------------------------------                                      ------------
                                                           74,302                                            81,725
------------------------------------------------------------------                                      ------------
Earnings before income taxes and other items               19,974                              -             29,224
Income taxes (recovery)
  Future                                                  (12,272)                             -            (12,272)
  Current and capital                                       7,001                        $ 2,775  2(d)        9,776
------------------------------------------------------------------                                      ------------
                                                           (5,271)                                           (2,496)
------------------------------------------------------------------                                      ------------
Other items
  Non-controlling interest - exchangeable shares            1,739                                             1,739
  Non-controlling interest                                   (829)                                             (829)
  Equity in losses of affiliate                                26                                                26
------------------------------------------------------------------
                                                                                                        ------------
                                                              936                                               936
------------------------------------------------------------------                                      ------------
Net earnings                                             $ 24,309                                          $ 30,784
==================================================================                                      ============


  Weighted average number of Trust Units - Basic                                                  2(f)   60,963,801
  Weighted average number of Trust Units - Diluted                                                       67,453,932
====================================================================================================================

  Net earnings per weighted average Trust Unit - Basic                                                         0.50
  Net earnings per weighted average Trust Unit - Diluted                                                       0.46
====================================================================================================================

VERMILION ENERGY TRUST

Pro Forma Consolidated Statement of Earnings
For the year ended December 31, 2004

(000's Canadian dollars, except unit and per unit amounts, unaudited)
====================================================================================================================
                                                       Vermilion         Wandoo    Wandoo Assets (Notes)  Pro Forma
                                                         Energy          Assets       Pro Forma           Vermilion
                                                          Trust                      Adjustments        Energy Trust
--------------------------------------------------------------------------------------------------------------------
Revenue
  Petroleum and natural gas revenue                      $ 354,525     $ 103,913                  2(a)    $ 458,438
  Berthing fees                                                  -           491                  2(a)          491
  Royalties (net)                                           63,555             -        $ 36,468  2(e)      100,023
-------------------------------------------------------------------                                    -------------
                                                           290,970                                          358,906
-------------------------------------------------------------------                                    -------------

Expenses
  Production                                                55,917        13,235                  2(a)       69,152
  Transportation                                             9,865                                            9,865
  Accretion                                                  2,261                                            2,261
  Unit compensation                                         26,766                                           26,766
  Loss on derivative intruments                             38,597                                           38,597
  Interest on long-term debt                                 3,086                         4,426  2(c)        7,512
  General and administration                                13,410                                           13,410
  Foreign exchange (gain)                                   (1,285)                                          (1,285)
  Depletion and depreciation                                95,279                        16,827  2(b)      112,106
-------------------------------------------------------------------                                    -------------
                                                           243,896                                          278,384
-------------------------------------------------------------------                                    -------------
Earnings before income taxes, other items and
    discontinued operations                                 47,074                             -             80,522
Income taxes (recovery)
  Future                                                   (21,033)                            -            (21,033)
  Current                                                   16,583                      $ 10,035  2(d)       26,618
  Capital                                                      525                             -                525
-------------------------------------------------------------------                                    -------------
                                                            (3,925)                                           6,110
-------------------------------------------------------------------                                    -------------
Other items
  Non-controlling interest - exchangeable shares             3,882                                            3,882
  Non-controlling interest                                    (338)                                            (338)
  Equity in losses of affiliate                                 41                                               41
-------------------------------------------------------------------                                    -------------
                                                             3,585                                            3,585
-------------------------------------------------------------------                                    -------------
Net earnings from continuing operations                     47,414                                           70,827
-------------------------------------------------------------------                                    -------------
  Net earnings from discontinued operations                 66,286                                           66,286
  Non-controlling interest - exchangeable shares             4,783                                            4,783
-------------------------------------------------------------------                                    -------------
Net earnings                                             $ 108,917                                        $ 132,330
===================================================================                                    =============


  Weighted average number of Trust Units - Basic                                                  2(f)   60,166,163
  Weighted average number of Trust Units - Diluted                                                       66,375,229
====================================================================================================================

  Net earnings per weighted average Trust Unit - Basic                                                         2.20
  Net earnings per weighted average Trust Unit- Diluted                                                        1.99
====================================================================================================================

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

1.       BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of earnings for the period ended March 31, 2005 and the year ended December 31, 2004 (the "Pro Forma Statements of Earnings") of Vermilion Energy Trust (the "Trust") have been prepared by management for inclusion in the business acquisition report dated June 15, 2005 (the "Report"). The Pro Forma Statements of Earnings give effect to the acquisition of producing petroleum properties located in Australia (the "Wandoo Assets").

The Pro Forma Statements of Earnings have been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statements of Earnings are not meant to be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the Pro Forma Statements of Earnings no adjustments have been made to reflect the operating synergies and general and administrative cost savings or costs that may result from combining the operations of petroleum properties acquired and the Trust's current operations.

The Pro Forma Statements of Earnings have been prepared from information derived from, and should be read in conjunction with, the following:

        a) the unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2005;

        b) the audited consolidated financial statements of the Trust for the year ended December 31, 2004;

        c) the audited statement of net revenues and operating expenses of the Wandoo Assets for the year ended December 31, 2004.


Accounting policies used in the preparation of the Pro Forma Statements of Earnings are consistent with those used in the audited consolidated financial statements of the Trust for the year ended December 31, 2004 (the "Trust Statements"). The Pro Forma Statements of Earnings have been prepared from information derived from and should be read in conjunction with the Trust Statements. In the opinion of management, the Pro Forma Statements of Earnings include all necessary adjustments for fair presentation.

2.       PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

The unaudited pro forma consolidated statements of earnings of the Trust for the period ended March 31, 2005 and the year ended December 31, 2004 give effect to the following transactions and assumptions as if they had taken place at January 1, 2004;

        a) Adjustment to reflect the incremental revenue and operating expenses from the acquisition of the Wandoo Assets.

        b) Adjustments of depletion and depreciation to reflect the acquisition of the Wandoo Assets. The adjustment has been computed using the appropriate unit-of production rate for the full cost pool determined for Australia based on the estimated proved petroleum and natural gas reserves as determined by independent reserves engineers. The cost of significant unevaluated properties are excluded from the depletion and depreciation base.

        c) Adjustment of interest expense to reflect the incremental debt incurred as a result of the acquisition of the Wandoo Assets in the amount of $90.3 million. Interest has been calculated using the Trust's weighted average interest rate of 4.9%.

        d) Current income taxes with respect to the Wandoo Assets have been calculated on the net operating income less other adjustments relating to the Wandoo Assets, including Petroleum Resource Rent Tax ("PRRT"), based on existing Australian tax rates, approximately 30%.

        e) PRRT is a secondary tax based on a project's profitability, and applies to all petroleum products from a project in Commonwealth waters. PRRT is calculated as 40% of operating income whereby the calculation of operating income includes deductions for capital expenditures and specified general and administrative costs, which have not been incurred. As these amounts have not been incurred, they have not been included in the calculation of PRRT in the pro forma statements of earnings.

        f) The basic weighted average number of Trust Units, includes Trust Units and does not include Exchangeable Shares which are exchangeable into Trust Units.



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